                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         DREYER'S GRAND ICE CREAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
                                 (CUSIP Number)


   Kristin Adrian, Esq.                            with copy to:
   Senior Vice President, General Counsel
   and Secretary                                   Mary Ellen Kanoff, Esq.
   Nestle Holdings, Inc.                           Latham & Watkins
   c/o Nestle USA, Inc.                            633 West Fifth Street
   800 North Brand Boulevard                       Suite 4000
   Glendale, California 91203                      Los Angeles, California 90071
   (818) 549-6703                                  (213) 485-1234

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)






                               Page 1 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO. 26187810                                                  PAGE 2 OF 16

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      NESTLE HOLDINGS, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            9,563,016 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8     SHARED VOTING POWER
PERSON WITH
                        5,968,332 SHARES*
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        9,563,016 SHARES*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 SHARES*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,531,348  SHARES*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.42% (BASED ON 34,731,902 SHARES OF DREYER'S GRAND ICE CREAM, INC.'S COMMON STOCK OUTSTANDING AS OF JUNE 12, 2002) (AS REPRESENTED BY THE COMPANY IN THE MERGER AGREEMENT).
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO, HC
--------------------------------------------------------------------------------
* See response to Item 5(a).

                                  SCHEDULE 13D

CUSIP NO. 26187810                                                  PAGE 3 OF 16

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      NESTLE S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      SWITZERLAND
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            9,563,016 SHARES*
OWNED BY EACH     --------------------------------------------------------------
REPORTING         8     SHARED VOTING POWER
PERSON WITH
                        5,968,332 SHARES*
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        9,563,016 SHARES*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 SHARES*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,531,348  SHARES*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.42% (BASED ON 34,731,902 SHARES OF DREYER'S GRAND ICE CREAM, INC.'S COMMON STOCK OUTSTANDING AS OF JUNE 12, 2002) (AS REPRESENTED BY THE COMPANY IN THE MERGER AGREEMENT).
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO, HC
--------------------------------------------------------------------------------

* See response to Item 5(a).

ITEM 1.     SECURITY AND ISSUER.

            This Amendment No. 11 (this "Amendment") amends and restates in its entirety the Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings"), and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle"), on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 16, 1994, as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1994, as amended by Amendment No. 3 to
Schedule 13D filed on April 7, 1995 and as amended by Amendment No. 4 to
Schedule 13D filed on March 12, 1997, as amended and restated by Amendment No. 5 to Schedule 13D filed on June 17, 1997, as amended by Amendment No. 6 to
Schedule 13D filed June 18, 1997, as amended and restated by Amendment No. 7 to the Schedule 13D filed on June 16, 1999, as amended by Amendment No. 8 to the
Schedule 13D filed on August 19, 1999, as amended by Amendment No. 9 to the
Schedule 13D filed on July 6, 2001, as amended by Amendment No. 10 to the
Schedule 13D filed on February 20, 2002 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5929 College Avenue, Oakland, California 94618.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed jointly by Holdings and Nestle. Holdings and Nestle are referred to herein as the "Reporting Persons." Holdings is a wholly-owned subsidiary of Nestle.

            Holdings is principally engaged in the business of holding United States operating subsidiaries which produce and distribute food and beverage products. The address of its principal business and principal office is Merritt View, 383 Main Avenue, Fifth Floor, Norwalk, Connecticut 06851. Nestle is a holding company which holds interests in worldwide operating companies which: manufacture and sell food and beverage products throughout the world; engage in research and development activities; manufacture and sell cosmetic products; and develop, manufacture and sell pharmaceutical products. The address of its principal business and principal office is Avenue Nestle 55, CH-1800 Vevey, Switzerland.

            For information with respect to the identity and background of each executive officer and director of Holdings and Nestle, see Schedule I attached hereto and incorporated herein.

            During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            In May 1994, Holdings borrowed $106,000,000 to acquire 6,000,000 shares of Common Stock and Series A Warrants to purchase 2,000,000 shares of Common Stock (the "Series A Warrants") and the Series B Warrants to purchase 2,000,000 shares of Common Stock (the "Series B Warrants") from an indirect wholly-owned subsidiary of Holdings. Such acquisition was effected pursuant to the Purchase Agreement defined and described in Item 6 below, a copy of which, as amended, is attached hereto as Exhibits 10.1 and 10.2 and incorporated by reference herein, and a

Warrant Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated by reference herein. On June 14, 1997, the Series A Warrants expired unexercised and on June 14, 1999, the Series B Warrants expired unexercised. In 1994 and 1995, Holdings used $1,425,200 in working capital to fund its acquisition of an additional 112,016 shares of Common Stock pursuant to the Rogers Right of First Refusal Agreement and the Cronk Right of First Refusal Agreement, as defined and described in Item 6 below, copies of which are attached hereto as Exhibits 10.4 and 10.5, respectively, and incorporated by reference herein. In July 2001, Holdings used $108,443,850 in working capital to fund the purchase of 3,451,000 shares of Common Stock pursuant to the Share Purchase Agreement as defined and described in Item 6 below, a copy of which is attached hereto as Exhibit 10.9 and incorporated by reference herein and the Rogers Right of First Refusal Agreement.

            As further described in Item 4 below, the source and consideration for the stock that Holdings will receive in the Proposed Combination (as defined in Item 4 below) is set forth in the Merger Agreement (as defined in Item 4 below), a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            On June 16, 2002, the Company, New December, Inc., a Delaware corporation and wholly-owned corporation of the Company ("New Dreyer's"), December Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of New Dreyer's ("Merger Sub"), NICC Holdings, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Holdings ("NICC Holdings"), and Holdings entered into that certain Agreement and Plan of Merger and Contribution (the "Merger Agreement"), pursuant to which the Company and Holdings agreed to effect a business combination through (i) the contribution by NICC Holdings to New Dreyer's of all the outstanding equity interests of Nestle Ice Cream Company, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Holdings ("NICC Sub") such that NICC Sub will become a wholly-owned subsidiary of New Dreyer's (the "Contribution") in exchange for shares of Class B Common Stock of New Dreyer's, (ii) the exchange of the shares of Common Stock of the Company held by Holdings (the "Holding Shares") for shares of Class B Common Stock of New Dreyer's (the "Exchange"), and (iii) the merger of Merger Sub with and into the Company, with the Company as the surviving corporation such that the Company becomes a wholly-owed subsidiary of New Dreyer's (the "Merger," and collectively with the Merger and the Contribution, the "Proposed Combination"). The Merger Agreement is attached hereto as Exhibit 2.1 and incorporated by reference herein.

            Pursuant to the Merger Agreement, in connection with the Exchange, the Holding Shares will be exchanged for 9,563,016 shares of Class B Common Stock, par value $0.01 per share, of New Dreyer's (the "Class B Common Stock"), and Holdings will cause NICC Holdings to, and NICC Holdings will make, the Contribution of all the membership interests of NICC Sub, representing the entire equity interest in NICC Sub, to New Dreyer's in return for 55,001,299 shares of Class B Common Stock. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock of the Company (other than Holding Shares, which will be cancelled) will be converted into the right to receive one share of Class A Callable Puttable Common Stock, par value $0.01 per share, of New Dreyer's (the "Class A Common Stock"), and each share of Common Stock of the Company held in the treasury of the Company will cease to exist, and no consideration will be delivered in exchange thereof. At the Effective Time, the Company will cause New Dreyer's to change its name to "Dreyer's Grand Ice Cream, Inc." Pursuant to the Merger Agreement, the Company, New Dreyer's and Holdings will cooperate with each other and use their reasonable best efforts to cause the shares of Class A Common Stock to be approved for listing on the Nasdaq National Market System, subject to official notice of issuance, prior to the Effective Time.

            Pursuant to the form of certificate of incorporation to be adopted by New Dreyer's immediately prior to the Effective Time (the "Certificate") and subject to terms and conditions of the form of Governance Agreement (the "Governance Agreement"), to be entered into by and among Holdings, Nestle and New Dreyer's on the Closing Date (as defined in the Merger Agreement), holders of the shares of Class A Common Stock will have the right to require New Dreyer's to purchase some or all of their shares of Class A Common Stock (the "Put") at a price per share of $83.00, subject to adjustment for certain dividends (the "Put Price") during each of the following periods: (i) the period commencing on December 1, 2005 and ending on the January 13, 2006, and (ii) the period commencing on April 3, 2006 and ending on May 12, 2006. Pursuant to the Certificate and subject to terms and conditions of the Governance Agreement, shares of Class A Common Stock will be redeemable, in whole but not in part, by New Dreyer's upon Holdings' request (the "Call Right") during the period commencing on January 1, 2007 and ending on June 30, 2007, at the redemption price per share of $88.00, subject to adjustment for certain dividends (the "Redemption Price"). The Certificate and the Governance Agreement are attached hereto as Exhibit 2.2 and Exhibit 2.3, respectively, and incorporated by reference herein.

            If prior to January 1, 2007, there occurs an Insolvency Event (as defined in the Certificate) or the Independent Directors (as defined in the Governance Agreement) determine in good faith, after consultation with financial and legal experts of national standing, that there has been a substantial adverse change in the business viability or financial viability of New Dreyer's and its subsidiaries, taken as a whole, since the Closing Date (each such Insolvency Event or determination referred to herein as a "Triggering Event"), New Dreyer's will be required to redeem the shares of Class A Common Stock for a redemption price per share equal to the Put Price (a "Triggering Event Call"), except that if any such Triggering Event occurs prior to January 1, 2006, the Put Price will be discounted at a rate of 4.6% per annum based on a 365-day year for the period commencing on the date of the Triggering Event and ending on January 1, 2006 (the "Triggering Event Price").

            Pursuant to the Governance Agreement, Holdings and Nestle are required to deposit the aggregate Redemption Price, Put Price or Triggering Event Price, whichever is applicable, with a depository to enable New Dreyer's to fund the repurchase or redemption of the shares. However, Holdings or Nestle may elect in their sole discretion, in lieu of funding the aggregate amounts described in the preceding sentence, to offer to purchase such shares of Class A Common Stock directly from New Dreyer's stockholders (a "Purchase Offer"). If Holdings or Nestle makes this election, New Dreyer's will not be obligated to redeem the shares of Class A Common Stock pursuant to the Put, Call Right or Triggering Event Call.

            Under the Certificate, on June 30, 2007 or such earlier date on which Holdings and its affiliates own at least 90% of the issued and outstanding voting stock of New Dreyer's (each such date referred to herein as a "Conversion Date"), unless previously called for redemption on or prior to such date, each outstanding share of Class A Common Stock will be automatically converted into one share of Class B Common Stock. Under the Governance Agreement, in the event that Holdings and its affiliates own in excess of 90% of New Dreyer's issued and outstanding common voting stock and all outstanding shares of Class A Common Stock are converted into shares of Class B Common Stock in accordance with the Certificate, Nestle is required cause a short-form merger (a "Short Form Merger") of New Dreyer's with Holdings, pursuant to which the remaining shares of Class B Common Stock (resulting from the conversion of the Class A Common Stock into Class B Common Stock) other than those owned by Holdings and its affiliates will be converted into cash consideration per share equal to the Put Price or the Triggering Event Price, if the Short Form Merger follows a Triggering Event.

            Prior to July 1, 2007, Holdings and its affiliates may not directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, any equity securities of New Dreyer's, whether by tender offer, exchange offer, market purchase, privately negotiated purchase, merger or otherwise (other than under the Put, the Call Right, a Triggering Event Call, the Short Form Merger or a Purchase Offer), if after such acquisitions, Nestle's Voting Interest (as defined in the Governance Agreement) would exceed 67%. Additionally, prior to July 1, 2007, Holdings will be restricted from transferring any shares of its Class B Common Stock except to a subsidiary that is directly or indirectly majority owned by Nestle. Any transferee of such shares will be required to be bound by the Governance Agreement as if it were a signatory thereunder. During the one year period commencing on July 1, 2007, Holdings will not propose and may not engage in any of the transactions described in the preceding sentence (other than under the Put, the Call Right, a Triggering Event Call, the Short Form Merger or a Purchase Offer) unless such transaction results in the holders (other than Holdings and its affiliates) of the shares of Class B Common Stock (the converted Class A Common Stock) receiving a cash price per share equal to or greater than the Redemption Price.

            The Governance Agreement will provide that the board of directors of New Dreyer's (the "New Dreyer's Board") will consist of ten members, of which Holdings will have the right to designate five nominees. Prior to July 1, 2007, at all times, 50% of the then-serving members of the New Dreyer's Board will be individuals nominated by Holdings, and, in any election of directors, Holdings and its affiliates will vote their shares of voting stock for all nominees in proportion to the votes cast by the holders of Class A Common Stock; provided that Holdings and its affiliates may cast all of their votes in favor of any nominee nominated or proposed for nomination by Holdings pursuant to the Governance Agreement. Notwithstanding the foregoing, if any "person" or "group" (each as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3")) other than any person who had a Schedule 13D or Schedule 13G on file with the Securities and Exchange Commission (the "SEC") on June 14, 2002, is or becomes the "beneficial owner" (as defined in Rule 13d-3) of 15% or more of the then outstanding shares of Class A Common Stock, then Holdings and its affiliates will vote their shares of voting stock in favor of the nominees nominated by Holdings and the nominees nominated by the Noninvestor Directors (as such term is defined in the Governance Agreement). From the period commencing on July 1, 2007 and ending on July 1, 2008, this requirement will no longer apply but Holdings is required to ensure that at least three directors of the New Dreyer's Board will be independent directors who meet the Nasdaq independence standards.

            Pursuant to the by-laws to be adopted by New Dreyer's immediately prior to the Effective Time (the "By-Laws") of New Dreyer's and the Governance Agreement, until the Conversion Date, subject to certain exceptions, the affirmative vote of a majority of the then-authorized number of directors will be required to approve or authorize certain actions of New Dreyer's (collectively, the "Actions"). Pursuant to the Certificate, until July 1, 2007, subject to certain exceptions, the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock will be required to approve the Actions. The By-Laws are attached hereto as Exhibit 2.4 and incorporated by reference herein.

            The Governance Agreement will also provide that at any time after July 1, 2007 or such earlier date that it becomes illegal for Holdings, Nestle or their respective affiliates to continue to own shares of Class B Common Stock directly or indirectly, upon Holdings' request, New Dreyer's will prepare and file with the SEC one or more (but not more than three) registration statements covering the shares of Class A Common Stock or Class B Common Stock requested by Holdings. New Dreyer's will use its best efforts to cause such registration statements to be declared effective by the SEC as soon as practicable after the filing and to keep such registration statements effective for a period (up to three months) sufficient to complete the distribution of the shares covered thereby. Pursuant to the terms of the Governance Agreement, New Dreyer's will also provide Holdings with certain financial statements and related financial materials and grant Holdings and its representatives certain inspection rights.

            The Governance Agreement will also provide that the dividend policy of New Dreyer's will be to pay a dividend not less than the greater of (i) $0.24 per share on an annualized basis or (ii) 30% of New Dreyer's net income per share for the preceding calendar year (net income calculated for this purpose by excluding from net income the ongoing non-cash impact of accounting entries arising from the accounting for the transactions contemplated by the Merger Agreement, including increases in amortization or depreciation expenses resulting from required write-ups, and entries related to recording of the Put or Call Right) unless the board of directors of New Dreyer's, in discharging its fiduciary duties, determines not to declare a dividend.

            In connection with the Proposed Combination, on June 16, 2002, Holdings entered into a Stockholder Voting Agreement (the "Voting Agreement") with each of T. Gary Rogers ("G.Rogers"), Kathleen T. Rogers ("K.Rogers"), the Four Rogers Trust ("Four Rogers Trust"), the Rogers Revocable Trust (the "Rogers Trust," and collectively with G.Rogers, K.Rogers and Four Rogers Trust, the "Rogers"), William F. Cronk III ("W.Cronk"), Janet M. Cronk ("J.Cronk") and the Cronk Revocable Trust (the "Cronk Trust," and collectively with W.Cronk and J.Cronk, the "Cronks"). The Rogers and the Cronks are collectively referred to herein as the "Significant Stockholders." The Voting Agreement is attached hereto as Exhibit 10.12 and incorporated by reference herein.

            Pursuant to the Voting Agreement, subject to certain exceptions, each Significant Stockholder is obligated to vote (i) in favor of the Proposed Combination, the terms of the Merger Agreement and the transactions contemplated thereby (and any actions required in furtherance thereof), (ii) against any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Significant Stockholders contained in the Voting Agreement), and (iii) except with the written consent of Holdings, against the following actions or proposals: (a) any Business Combination Proposal (as such term is defined in the Merger Agreement) and (b) (1) any change in the persons who constitute the board of directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of June 16, 2002; (2) any material change in the capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or any of its subsidiaries that is intended to prevent, delay or adversely affect the transactions contemplated by the Merger Agreement. The Voting Agreement does not control, and the Significant Stockholders may vote their shares of Common Stock of the Company, on all other matters. As security for the performance of the duties of the Significant Stockholders under the Voting Agreement, each Significant Stockholder granted Holdings an irrevocable proxy to vote the shares of Common Stock held by such Significant Stockholder to approve the Proposed Combination. As a result of such irrevocable proxy, Holdings may be deemed to share voting power over the shares of Common Stock beneficially held by the Significant Stockholders, as further described in Item 5 below. Each Significant Stockholder also agreed that it will not, prior to termination date set forth in the Voting Agreement, sell or otherwise transfer any shares of Common Stock held by such Significant Stockholder.

            The closing of the Proposed Combination is conditioned on, among other things: (i) the Company's stockholder approval and adoption of the terms of the Merger Agreement; (ii) the expiration or termination of the waiting period imposed under the Hart-Scott-Rodino Improvements

Act of 1976, as amended; and (iii) the effectiveness of the registration statement covering the shares of capital stock be issued in connection with the Proposed Combination as declared by the SEC. Effective as of the Effective Time, pursuant to the Merger Agreement, the Purchase Agreement (including without limitation, the Standstill Restrictions defined and described in Item 6 below) and each of the Right of First Refusal Agreements will terminate.

            Holdings and its affiliates desire to effect the Proposed Combination for the purpose of acquiring a 67% interest in the Company pursuant to the terms of the Merger Agreement and subject to the terms and conditions of the Governance Agreement, as well as to obtain the benefits of the Governance Agreement, including the right to require New Dreyer's to redeem all of the shares of Class A Common Stock upon exercise of the Call Right or, at Holdings' election, to offer to purchase all such shares directly from the New Dreyer's stockholders, in each case subject to the terms and conditions of the Governance Agreement. Pursuant to the Merger Agreement, the Company has agreed that the performance by Holdings and/or its affiliates of their obligations thereunder and the enforcement by Holdings and/or its affiliates of their rights thereunder will not breach or violate the Standstill Restrictions. In addition, subject to the Standstill Restrictions, with respect to periods prior to the Effective Time, and subject to the terms of the Governance Agreement with respect to periods thereafter, from time to time the Reporting Persons may, directly or through affiliates, explore one or more business relationships or transactions with the Company including but not limited to possible strategic alliances, joint ventures, distribution relationships and other business or marketing relationships in which the Reporting Persons and the Company may participate. Any such actions that the Reporting Persons might undertake would depend upon their review of numerous factors, including, among other things, the feasibility of entering into any particular business or marketing relationship, the availability of shares to purchase and the price levels of such shares, general market and economic conditions, and the ongoing evaluation of the Company's business, marketing, distribution and investment opportunities, the actions of the Company's management and board of directors of the Company and other future developments.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) (1) As a result of the Voting Agreement described in Item 4 above, a copy of which is attached hereto as Exhibit 10.12 and incorporated by reference herein, each of the Significant Stockholders is obligated to vote all of the shares of Common Stock beneficially owned by such individuals in favor of the Proposed Combination, the terms of the Merger Agreement described in Item 4 above, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein, and the Proposed Combination. Accordingly, Holdings may be deemed to share voting power over the shares of Common Stock beneficially held by such Significant Stockholders. Based on 34,731,902 shares of Common Stock outstanding on June 12, 2002 (as represented by the Company in the Merger Agreement), (A) the Rogers own an aggregate of 3,728,690 shares of Common Stock (which includes 939,720 options exercisable within 60 days of May 22, 2002 as reported in the Company's Definitive Proxy Statement, filed on April 5, 2002), representing approximately 10.45% of the Company's outstanding Common Stock, and
(B) the Cronks own an aggregate of 2,239,642 shares of Common Stock (which includes 939,720 options exercisable within 60 days of May 22, 2002 as reported in the Company's Definitive Proxy Statement, filed on April 5, 2002), representing approximately 6.28% of the Company's outstanding Common Stock. Such 5,968,332 shares of Common Stock held by the Rogers and the Cronks, together with 9,563,016 shares of Common Stock held directly by Holdings equal 15,531,348 shares of Common Stock and represent approximately 42.42% of the Common Stock of the Company (based on 34,731,902 shares of Common Stock outstanding on June 12, 2002, as represented by the

Company in the Merger Agreement). Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Holdings is the beneficial owner of any shares of Common Stock of the Company for purposes of
Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed, except with respect to the 9,563,016 shares of Common Stock with respect to which Holdings has the sole voting and dispositive power.

            (2) Nestle may be deemed to beneficially own the securities held by Holdings due to the fact that Holdings is wholly-owned subsidiary of Nestle. As such, Nestle may be deemed to beneficially own (A) 5,968,332 shares of Common Stock held by the Rogers and the Cronks that Holdings may be deemed to own pursuant to the Voting Agreement, and (B) 9,563,016 shares of Common Stock held directly by Holdings. Such 15,531,348 shares of Common Stock represent approximately 42.42% of the Common Stock of the Company (based on 34,731,902 shares of Common Stock outstanding on June 12, 2002, as represented by the Company in the Merger Agreement). Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Nestle is the beneficial owner of any shares of Common Stock of the Company for purposes of
Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed, except with respect to the 9,563,016 shares of Common Stock with respect to which Nestle may be deemed to have the sole voting and dispositive power.

            (c)   None, to the knowledge of the Reporting Persons.

            (d) Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            PURCHASE AGREEMENT

            On May 6, 1994, Holdings entered into a Stock and Warrant Purchase Agreement with the Company, as amended (the "Purchase Agreement"), pursuant to which Holdings acquired 6,000,000 shares of Common Stock. Pursuant to the Purchase Agreement, on June 14, 1994, Holdings entered into a warrant agreement with the Company (the "Warrant Agreement"). As described in Item 3 above, on June 14, 1997, the Series A Warrants beneficially owned by Holdings expired unexercised and on June 14, 1999, the Series B Warrants beneficially owned by Holdings expired unexercised. The Series A Warrants and Series B Warrants were exercisable into 4,000,000 shares of Common Stock at an exercise price of $16.00 per share.

            Under the Purchase Agreement, Holdings is subject to a number of so-called "standstill" restrictions, including limitations on the number of shares of Common Stock which Holdings can beneficially own, such ownership limitations ranging from 25% to less than 35% of the shares of Common Stock on a Fully Diluted (as defined in the Purchase Agreement) basis depending upon the circumstances and certain conditions described in the Purchase Agreement and Right of First Refusal Agreements (the "Standstill Restrictions"). Pursuant to the Standstill Restrictions, since June 14, 1997, Holdings has had the right to "submit any number of acquisition proposals" to the board of directors of the Company, provided that any such "submission(s) would not require public disclosure thereof" by the Company or Holdings. Notwithstanding the Standstill Restrictions, pursuant to the Merger Agreement, the Company has acknowledged that all of Holding's actions occurring on or prior to June 16, 2002, including without limitation, the negotiation and execution of the Merger Agreement and the transactions contemplated thereby, do not and will not violate the Standstill Restrictions or transfer restrictions under the Purchase Agreement.

            The Purchase Agreement also provides that after June 14, 1997, Holdings may, in addition to certain other permitted transfers described in the Purchase Agreement, transfer the shares of Common Stock provided such transfer is (i) in a public distribution, (ii) pursuant to Rule 144 of the Securities Act of 1933, as amended or (iii) in a private sale to an institutional or financial purchaser who would not, after giving effect to the sale, beneficially own, either individually or in the aggregate with such purchaser's affiliates, more than 5% of the Company's outstanding Common Stock, on a Fully Diluted basis. If the sale would cause such purchaser's beneficial ownership to exceed 5%, Holdings must obtain the Company's consent. Additionally, Holdings was granted certain preemptive rights pursuant to which, in the event of a sale by the Company of shares of Common Stock or certain other securities for cash, Holdings may purchase from the Company the amount of such shares of Common Stock or securities required in order for Holdings to maintain the same percentage of beneficial ownership of the Company before and after such sale.

            The Purchase Agreement also provides that so long as Holdings beneficially owns 10% or more of the shares of Common Stock on a Fully Diluted basis, Holdings is entitled to nominate to the board of directors of the Company that number of nominees which bears the same proportion to the total number of the Company's directors as the number of shares of Common Stock owned by Holdings bears to the total number of shares of Common Stock of the Company then outstanding. Holdings is entitled to a minimum representation on the board of directors of the Company of two directors. Pursuant to its rights under the Purchase Agreement, Holdings has nominated M. Steven Langman and Robert Helman to, and each is currently serving on, the board of directors of the Company. As discussed in Item 4 above, at the Effective Time, the Purchase Agreement will terminate.

            RIGHT OF FIRST REFUSAL AGREEMENTS

            On June 14, 1994, Holdings entered into (i) a right of first refusal agreement with each of G.Rogers, K.Rogers and the Rogers Trust (collectively, the "Rogers Affiliates") (the "Rogers Right of First Refusal Agreement") and
(ii) a right of first refusal agreement with each of the Cronks (the "Cronk Right of First Refusal Agreement, and together with the Rogers Right of First Refusal Agreement, the "Right of First Refusal Agreements"). Under the Right of First Refusal Agreements, so long as Holdings beneficially owns 10% or more of the outstanding shares of Common Stock, Holdings has rights of first refusal with respect to any and all shares of Common Stock beneficially owned by the Rogers Affiliates and the Cronks, whether owned now or in the future, including without limitation shares of Common Stock issuable upon exercise of stock options. Pursuant to the Right of First Refusal Agreements, Holdings acquired an additional 163,016 shares of Common Stock. Additionally, pursuant to the Rogers Right of First Refusal Agreement and undertaking agreements between the University of California Berkeley Foundation (the "Foundation") and Holdings, the Foundation agreed to be bound by the terms and conditions of the Rogers Right of First Refusal Agreement with respect to 85,812 shares of Common Stock transferred to it by the Rogers Affiliates. As discussed in Item 4 above, at the Effective Time, each of the Right of First Refusal Agreements will terminate.

            THE RIGHTS AGREEMENT

            Pursuant to Amended and Restated Rights Agreement, by and between ChaseMellon Shareholder Services, L.L.C. and the Company, dated as of March 4, 1991, as amended as of June 14, 1994, March 19, 1997 and May 15, 1997 (as amended, the "Rights Agreement"), subject to certain conditions, Holdings is an exempted person under the Rights Agreement thereby allowing Holdings and its affiliates and associates to acquire additional shares of Common Stock without causing the rights issued pursuant to the Rights Agreement to become exercisable.

            REGISTRATION RIGHTS AGREEMENT

            Holdings has certain registration rights with respect to the shares of Common Stock held by it pursuant to a registration rights agreement with the Company, as amended from time to time (as amended, the "Registration Rights Agreement") and a Registration Rights Agreement, dated as of June 30, 1993, by and among General Electric Capital Corporation, General Electric Pension Trust, and GE Investment Private Placement Partners I and the Company, as amended from time to time (as amended, the "GE Registration Agreement").

            THE SHARE PURCHASE AGREEMENT

            On July 5, 2001, pursuant to a Share Purchase Agreement (the "Share Purchase Agreement"), Holdings acquired 3,400,000 shares of Common Stock from General Electric Capital Corporation, the Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I (the "GE Parties") in exchange for an aggregate consideration of $107,100,000 in cash.

            MERGER, VOTING AND GOVERNANCE AGREEMENTS

            As described in Item 4 above, on June 16, 2002, Holdings entered into a Merger Agreement and a Voting Agreement. As further described in Item 4 above, pursuant to the Merger Agreement and as of the Effective Time, Holdings will enter into a Governance Agreement.


            The above descriptions of each of the Purchase Agreement, Warrant Agreement, Right of First Refusal Agreements, the Rights Agreement, the Registration Rights Agreement, the GE Registration Rights Agreement, the Share Purchase Agreement, the Merger Agreement, the Voting Agreement, and the Governance Agreement are summaries, and the complete text is attached hereto as Exhibits 2.1, 2.3 and 10.1 through 10.13 and incorporated by reference herein.

            Other than the Merger Agreement the Voting Agreement, the Governance Agreement and the other agreements describe in this Item 6 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and the attached Schedule I and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

   2.1         Agreement and Plan of Merger and Contribution, dated June 16,
               2002, by and among Dreyer's Grand Ice Cream, Inc., December,
               Inc., December Merger Sub, Inc., Nestle Holdings, Inc., and NICC
               Holdings, Inc.

   2.2         Form of Certificate of Incorporation of New December, Inc.
               (Exhibit B to the Merger Agreement)

   2.3 Form of Governance Agreement, to be entered into by and among Nestle Holdings, Inc., Nestle S.A. and New December, Inc.
               (Exhibit D to the Merger Agreement)

   2.4         Form of By-Laws of New December, Inc. (Exhibit C to the Merger
               Agreement)

   10.1 Stock and Warrant Purchase Agreement, dated as of May 6, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings,
               Inc. (1)

   10.2 First Amendment to Stock and Warrant Purchase Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc.
               and Nestle Holdings, Inc. (2)

   10.3 Warrant Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc. (3)

   10.4 Right of First Refusal Agreement, dated as of June 14, 1994, by and between Nestle Holdings, Inc. and T. Gary Rogers and Kathleen
               T. Rogers, individually and as Co-Trustees of the Rogers
               Revocable Trust. (4)

   10.5 Right of First Refusal Agreement, dated as of June 14, 1994, by and between Nestle Holdings, Inc. and William F. Cronk, III and
               Janet M. Cronk, individually and as Co-Trustees of the Cronk
               Revocable Trust. (5)

   10.6        Registration Rights Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.
               (6)

   10.7 Amendment to Registration Rights Agreement, dated May 6, 1994, by and among Dreyer's Grand Ice Cream, Inc., Trustees of General
               Electric Pension Trust, GE Investment Private Placement Partners,
               I and General Electric Capital Corporation. (7)

   10.8 First Amendment to Amended and Restated Rights Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream,
               Inc. and First Interstate Bank of California (as successor Rights
               Agent to Bank of America NT & SA). (8)

   10.9        Share Purchase Agreement, dated July 5, 2001, by and between
               General Electric Capital Corporation, General Electric Pension
               Trust, and GE Investment Private Placement Partners I, on the one hand, and Nestle Holdings, Inc., on the other hand. (9)

   10.10       Registration Rights Agreement, dated June 30, 1993, by and among
               Dreyer's Grand Ice Cream, Inc., General Electric Capital
               Corporation, General Electric Pension Trust, and GE Investment
               Private Placement Partners I. (10)

   10.11 Amendment to Registration Rights Agreement, dated May 6, 1994, by and among Dreyer's Grand Ice Cream, Inc., General Electric
               Capital Corporation, General Electric Pension Trust, and GE
               Investment Private Placement Partners I. (11)

   10.12       Stockholder Voting Agreement, dated June 16, 2002, by and among
               Nestle Holdings, Inc., T. Gary Rogers, Kathleen T. Rogers, the
               Four Rogers Trust, the Rogers Revocable Trust, William F. Cronk,
               III, Janet M. Cronk, and the Cronk Revocable Trust.

   24          Power of Attorney. (12)

   99          Joint Filing Agreement, dated as of June 16, 1994, by and between
               Nestle Holdings, Inc. and Nestle S.A. relating to the filing of a joint statement on Schedule 13D. (13)

--------------------------------------------------------------------------------

(1) Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on May 9, 1994.

(2) Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(3) Incorporated by reference to Exhibit 4.3 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(4)   Incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 17, 1997.

(5)   Incorporated by reference to Exhibit 10.5 to Amendment No. 5 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 17, 1997.

(6) Incorporated by reference to Exhibit 4.2 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(7) Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 26, 1994, filed with the Commission on May 10, 1994.

(8) Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(9)   Incorporated by reference to Exhibit 10.10 to Amendment No. 9 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on July 6, 2001.

(10)  Incorporated by reference to Exhibit 10.11 to Amendment No. 10 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on February 20, 2002.

(11)  Incorporated by reference to Exhibit 10.12 to Amendment No. 10 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on February 20, 2002.

(12) Incorporated by reference to Exhibit 24 to Amendment No. 9 to the Schedule 13D of Nestle Holdings, Inc., filed with the Commission on July 6, 2001.

(13) Incorporated by reference to Exhibit 99 to Amendment No. 1 to the Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 16, 1994.

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 16, 2002                 NESTLE HOLDINGS, INC.

                                     By: /s/ Kristin Adrian
                                        --------------------------------------
                                        Name:  Kristin Adrian
                                        Title: Senior Vice President, General
                                               Counsel and Secretary


Dated: June 16, 2002                 NESTLE S.A.

                                     By: /s/ Kristin Adrian
                                        --------------------------------------
                                         Kristin Adrian, attorney-in-fact for

                                         Name:  H.P. Frick
                                         Title: Senior Vice President and
                                                General Counsel of Nestle S.A.

                                                                      SCHEDULE I


                              NESTLE HOLDINGS, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS


Name                     Present Business Address     Present Principal Occupation   Citizenship
----------------------   ------------------------     ----------------------------   ---------------
EXECUTIVE OFFICERS

Carlos E. Represas       Nestle S.A.                  Chairman of Board              Mexico
                         Avenue Nestle 55
                         CH-1800 Vevey
                         Switzerland

Joseph M. Weller         Nestle Holdings, Inc.        Chief Executive Officer and    United States
                         c/o Nestle USA, Inc.         President
                         800 North Brand Boulevard
                         Glendale, CA  91203

Peter D. Argentine       Nestle Holdings, Inc.        Senior Vice President,         United States
                         c/o Nestle USA, Inc.         Finance
                         800 North Brand Boulevard
                         Glendale, CA  91203

Kristin Adrian           Nestle Holdings, Inc.        Senior Vice President,         United States
                         c/o Nestle USA, Inc.         General Counsel and
                         800 North Brand Boulevard    Secretary
                         Glendale, CA  91203

Alexander Spitzer        Nestle Holdings, Inc.        Senior Vice President, Taxes   United States
                         383 Main Avenue, 5th Floor
                         Norwalk, Connecticut 06851

E. Simon Jones           Nestle Holdings, Inc.        Vice President, Taxes          United Kingdom
                         383 Main Avenue, 5th Floor
                         Norwalk, Connecticut 06851

Manfred R. Lehmann       Nestle Holdings, Inc.        Vice President and Treasurer   Switzerland and
                         c/o Nestle USA, Inc.                                        United States
                         800 North Brand Boulevard
                         Glendale, CA 91203

Kimberly A. Lund         Nestle Holdings, Inc.        Vice President and             United States
                         c/o Nestle USA, Inc.         Controller
                         800 North Brand Boulevard
                         Glendale, CA  91203

Mark E. Siegal           Nestle Holdings, Inc.        Vice President, Taxes          United States
                         383 Main Avenue, 5th Floor
                         Norwalk, Connecticut 06851



                                  Schedule I-1

Name                     Present Business Address     Present Principal Occupation   Citizenship
----------------------   ------------------------     ----------------------------   ---------------
Gary Kirschenbaum        Nestle Holdings, Inc.        Vice President, Taxes          United States
                         383 Main Avenue, 5th Floor
                         Norwalk, Connecticut 06851


DIRECTORS

Carlos E. Represas       Nestle S.A.                  Chairman of Board              Mexico
                         Avenue Nestle 55
                         CH-1800 Vevey
                         Switzerland

Joseph M. Weller         Nestle Holdings, Inc.        Chief Executive Officer and    United States
                         c/o Nestle USA, Inc.         President
                         800 North Brand Boulevard
                         Glendale, CA 91203

Wolfgang Reichenberger   Nestle S.A.                  Director                       Austria and
                         Avenue Nestle 55                                            Switzerland
                         CH-1800 Vevey
                         Switzerland

Peter D. Argentine       Nestle Holdings, Inc.        Senior Vice President,         United States
                         c/o Nestle USA, Inc.         Finance
                         800 North Brand Boulevard
                         Glendale, CA 91203

                                   NESTLE S.A.
                        EXECUTIVE OFFICERS AND DIRECTORS


Name                     Present Business Address     Present Principal Occupation   Citizenship
----------------------   ------------------------     ----------------------------   ---------------
EXECUTIVE OFFICERS

Peter Brabeck-Letmathe   Nestle S.A.                  Chief Executive Officer        Austria
                         Avenue Nestle 55
                         CH-1800 Vevey
                         Switzerland

Michael W.O. Garrett     Nestle S.A.                  Executive Vice President       United Kingdom
                         Avenue Nestle 55               Asia, Oceania, Africa and
                         CH-1800 Vevey                  Middle East
                         Switzerland

Carlos E. Represas       Nestle S.A.                  Executive Vice President       Mexico
                         Avenue Nestle 55               The Americas
                         CH-1800 Vevey
                         Switzerland

Francisco Castaner       Nestle S.A.                  Executive Vice President       Spain
                         Avenue Nestle 55               Pharmaceuticals and
                         CH-1800 Vevey                  Cosmetics Products,
                         Switzerland                    Liaison with L'Oreal
                                                        Human Resources,
                                                        Corporate Affairs

Frank Cella              Nestle S.A.                  Executive Vice President       United States
                         Avenue Nestle 55               Strategic Business Units,
                         CH-1800 Vevey                  Marketing
                         Switzerland

Wolfgang Reichenberger   Nestle S.A.                  Executive Vice President       Austria/
                         Avenue Nestle 55               Finance, Control, Legal,     Switzerland
                         CH-1800 Vevey Export           Tax, Purchasing,
                         Switzerland

Lars Olofsson            Nestle S.A.                  Executive Vice President       Sweden
                         Avenue Nestle 55               Europe
                         CH-1800 Vevey
                         Switzerland

Werner J. Bauer          Nestle S.A.                  Executive Vice President       Germany
                         Avenue Nestle 55               Technical, Production,
                         CH-1800 Vevey                  Environment, Research
                         Switzerland                    and Development

Chris Johnson            Nestle S.A.                  Deputy Executive Vice          United States
                         Avenue Nestle 55               President, GLOBE Programme
                         CH-1800 Vevey                  Leader, responsible for
                         Switzerland                    Information Systems and
                                                        Logistics

Frits Van Dijk           Nestle S.A.                  Deputy Executive Vice          Netherlands
                         Avenue Nestle 55               President, Chairman and
                         CH-1800 Vevey                  CEO of Nestle Waters
                         Switzerland

Name                     Present Business Address     Present Principal Occupation   Citizenship
----------------------   ------------------------     ----------------------------   ---------------
DIRECTORS

Rainer E. Gut            Nestle S.A.                  Chairman of the Board of       Switzerland
                         En Bergere                     Nestle S.A.
                         CH-1800 Vevey
                         Switzerland

Peter Brabeck-Letmathe   Nestle S.A.                  Vice Chairman and Chief        Austria
                         Avenue Nestle 55               Executive Officer of
                         CH-1800 Vevey                  Nestle S.A.
                         Switzerland

Peter Bockli             Bockli Bodmer & Partner      Lawyer, Law Professor          Switzerland
                         Case postale 2348
                         CH-4002 Basel

Arthur Dunkel            56, Rue du Stand             Professor and Consultant       Switzerland
                         CH-1024 Geneve

Jean-Pierre Meyers       L'Oreal                      Vice Chairman of L'Oreal       France
                         41, Rue Matre
                         F-92117 Clichy-Cedex
                         France

Stephan Schmidheiny      Anova Holding S.A.           Chairman of the Board of       Switzerland
                         Hurdnerstrasse 10              ANOVA Holding AG
                         CH-8640 Hurden
                         Switzerland

Vreni Spoerry            Claridenstrasse 3            Member of Swiss National       Switzerland
                         CH-8810 Horgen                 Council (Parliament)
                         Switzerland

George Simpson           Marconi plc                  Vice President of the          United Kingdom
                         One Bruton Street              British Aerospace
                         GB-London W1X 8AQ              Companies

Nobuyuki Idei            Sony Corporation             Chairman and Chief Executive   Japan
                         6-7-35 Kitashinagawa           Officer of Sony
                         Shinagawa-ku                   Corporation
                         Tokyo, Japan 141-0001

Andre Kudelski           Kudelski S.A.                Chairman of Nagra Plus SA,     Switzerland
                         Route de Geneve Kudelski       a joint-venture of SA
                         Case postale 134               and Canal Plus
                         CH-1033 Cheseaux



Vernon R. Young          Vernon R. Young              Professor, Massachusetts       United States,
                         M.I.T. Laboratory of           Institute of Technology      United Kingdom
                         Human Nutrition,
                         Room E17-434
                         77 Massachusetts Avenue
                         Cambridge, MA 02139-4307

                                  EXHIBIT INDEX

Exhibit 2.1 Agreement and Plan of Merger and Contribution, dated June 16, 2002, by and among Dreyer's Grand Ice Cream, Inc., December, Inc., December Merger Sub, Inc., Nestle Holdings, Inc. and NICC Holdings, Inc.

Exhibit 2.2    Form of Certificate of Incorporation of New December, Inc.

Exhibit 2.3 Form of Governance Agreement, to be entered into by and among Nestle Holdings, Inc., Nestle S.A. and New December, Inc.

Exhibit 2.4    Form of By-Laws of New December, Inc.
               (Exhibit C to the Merger Agreement).

Exhibit 10.1 Stock and Warrant Purchase Agreement, dated as of May 6, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.(1)

Exhibit 10.2 First Amendment to Stock and Warrant Purchase Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.(2)

Exhibit 10.3 Warrant Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.(3)

Exhibit 10.4 Right of First Refusal Agreement, dated as of June 14, 1994, by and between Nestle Holdings, Inc. and T. Gary Rogers and Kathleen
               T. Rogers, individually and as Co-Trustees of the Rogers Revocable Trust.(4)

Exhibit 10.5 Right of First Refusal Agreement, dated as of June 14, 1994, by and between Nestle Holdings, Inc. and William F. Cronk, III and Janet M. Cronk, individually and as Co-Trustees of the Cronk Revocable Trust.(5)

Exhibit 10.6 Registration Rights Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc. and Nestle Holdings, Inc.(6)

Exhibit 10.7 Amendment to Registration Rights Agreement, dated May 6, 1994, by and among Dreyer's Grand Ice Cream, Inc., Trustees of General Electric Pension Trust, GE Investment Private Placement Partners, I and General Electric Capital Corporation.(7)

Exhibit 10.8 First Amendment to Amended and Restated Rights Agreement, dated as of June 14, 1994, by and between Dreyer's Grand Ice Cream, Inc. and First Interstate Bank of California (as successor Rights Agent to Bank of America NT & SA).(8)

Exhibit 10.9 Share Purchase Agreement, dated July 5, 2001, by and between General Electric Capital Corporation, General Electric Pension Trust and GE Investment Private Placement Partners I, on the one hand, and Nestle Holdings, Inc., on the other hand.(9)

Exhibit 10.10 Registration Rights Agreement, dated June 30, 1993, by and among Dreyer's Grand Ice Cream, Inc., General Electric Capital Corporation, General Electric Pension Trust and GE Investment Private Placement Partners I.(10)

Exhibit 10.11 Amendment to Registration Rights Agreement, dated May 6, 1994, by and among Dreyer's Grand Ice Cream, Inc., General Electric Capital Corporation, General

               Electric Pension Trust and GE Investment Private Placement Partners I.(11)

Exhibit 10.12 Stockholder Voting Agreement, dated June 16, 2002, by and among Nestle Holdings, Inc., T. Gary Rogers, Kathleen T. Rogers, the Four Rogers Trust, the Rogers Revocable Trust, William F. Cronk, III, Janet M. Cronk and the Cronk Revocable Trust.

Exhibit 24.    Power of Attorney.(12)

Exhibit 99. Joint Filing Agreement, dated as of June 16, 1994, by and between Nestle Holdings, Inc. and Nestle S.A. relating to the filing of a joint statement on Schedule 13D.(13)

(1) Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on May 9, 1994.

(2) Incorporated by reference to Exhibit 2.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(3) Incorporated by reference to Exhibit 4.3 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(4)   Incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 17, 1997.

(5)   Incorporated by reference to Exhibit 10.5 to Amendment No. 5 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 17, 1997.

(6) Incorporated by reference to Exhibit 4.2 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(7) Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 26, 1994, filed with the Commission on May 10, 1994.

(8) Incorporated by reference to Exhibit 4.1 to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 1994, filed with the Commission on August 9, 1994.

(9)   Incorporated by reference to Exhibit 10.10 to Amendment No. 9 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on July 6, 2001.

(10)  Incorporated by reference to Exhibit 10.11 to Amendment No. 10 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on February 20, 2002.

(11)  Incorporated by reference to Exhibit 10.12 to Amendment No. 10 to the
      Schedule 13D of Nestle Holdings, Inc., filed with the Commission on February 20, 2002.

(12) Incorporated by reference to Exhibit 24 to Amendment No. 9 to the Schedule 13D of Nestle Holdings, Inc., filed with the Commission on July 6, 2001.

(13) Incorporated by reference to Exhibit 99 to Amendment No. 1 to the Schedule 13D of Nestle Holdings, Inc., filed with the Commission on June 16, 1994.